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                          January 31, 2023

       William Corbett
       Chief Executive Officer
       Innovative Payment Solutions, Inc.
       56B 5th Avenue, Lot 1 #AT
       Carmel By the Sea, CA 93921

                                                        Re: Innovative Payment
Solutions, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on January
17, 2023
                                                            File No. 333-26926

       Dear William Corbett:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services